UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      TROPICAL SPORTSWEAR INT'L CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                     89708P
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 2, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 89708P

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           920,388

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           920,388

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           920,388

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.34%

14       TYPE OF REPORTING PERSON*
                  PN

                                                   SCHEDULE 13D

CUSIP No. 89708P

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           920,388

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           920,388

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           920,388

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.34%

14       TYPE OF REPORTING PERSON*
                  CO


                                  SCHEDULE 13D

CUSIP No. 89708P

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /
                                                                (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           920,388

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           920,388

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           920,388

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           8.34%

14       TYPE OF REPORTING PERSON*

                  IN



                                  SCHEDULE 13D


Item 1.  Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on April 4, 2003, relating to the common stock, $.01 par value per share (the "Shares"), of Tropical Sportswear Int'l Corporation, a Florida corporation (the "Issuer") by the Registrants, is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     As of the close of business on May 2, 2003, the aggregate purchase price of
the  110,287   Shares   purchased   by  High  River  was   $588,894.57(excluding
commissions).

     The source of funding for the purchase of these Shares was general working capital of High River.

Item 5.           Interest in Securities of the Issuer

     (a) As of the close of the business day on May 2, 2003, Registrants may be deemed to beneficially own, in the aggregate, 920,388 Shares, representing approximately 8.34% of the Issuer's outstanding Shares (based upon the 11,040,452 Shares stated to be outstanding as of February 5, 2003, by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission for the quarter ended December 28, 2002).

     (b) High River has sole voting power and sole dispositive power with respect to the 920,388 Shares. Barberry has shared voting power and shared dispositive power with respect to the 920,388 Shares held by High River. Carl C. Icahn has shared voting power and shared dispositive power with regard to the 920,388 Shares held by High River.

     Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Also, Mr. Icahn, by virtue of his relationship to Barberry (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry indirectly beneficially owns. Barberry disclaims beneficial ownership of the Shares held by High River for all other purposes. Mr. Icahn disclaims beneficial ownership of the Shares held by High River and Barberry for all other purposes.

         (c) The following table sets forth all transactions with

     respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market. The table excludes commissions paid.


                                   No. of Shares      No. of Shares    Price
Name                    Date        Purchased            Sold       Per Share
High River           04/22/03          4,800                          5.171
High River           04/23/03          2,900                         5.1979
High River           04/24/03         15,000                         5.1536
High River           04/25/03          5,587                          5.194
High River           04/28/03         19,500                         5.2388
High River           04/29/03         15,500                           5.25
High River           04/30/03          8,400                           5.24
High River           05/02/03         38,600                         5.5733




                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2003


BARBERRY CORP.


By:       /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By: /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory




/s/ Carl C. Icahn
CARL C. ICAHN


                 [Signature Page of Amendment No. 1 Schedule 13D
             with respect to Tropical Sportswear Int'l Corporation]